Exhibit 99.3

XL Fleet Merger with Pivotal Investment Corporation II

Investor Conference Call Transcript

September 18, 2020

Operator

Good morning, and welcome to the XL Fleet and Pivotal Investment Corporation II Transaction Conference Call.

I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, XL Fleet’s and Pivotal Investment Corporation II’s expectations or predictions of financial and business performance and conditions, expectations or assumptions as to completion of the proposed transaction between the parties, product development and performance, including but not limited to the timing of development milestones, competitive and industry outlook and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and they are not guarantees of performance. I encourage you to read the press release issued today and Pivotal Investment Corporation II’s filings with the SEC, which will include an investor presentation, for a discussion of the risks that can affect the business combination, XL’s business and the business of the combined company after completion of the proposed business combination.

Pivotal Investment Corporation and XL Fleet are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. I will now turn the call over to Mr. Jon Ledecky. Please go ahead, sir.

Jon Ledecky, Chairman & CEO, Pivotal Investment Corporation II

Good morning, I’m Jon Ledecky, Chairman and CEO of Pivotal Investment Corporation II. It’s a pleasure to announce today that we are merging with XL Fleet, a leader in fleet electrification.

We believe XL is the most proven and most trusted company in fleet electrification today, with more commercial customers, more miles driven and a broader product offering than anyone else in the market. By leveraging its proprietary technology and first-mover advantage, XL is experiencing significant growth. We believe XL Fleet is best positioned to take advantage of the dramatic shift toward fleet electrification expected over the next two decades. XL will take many of their existing 200 plus customers on the journey to full electrification.

XL Fleet is led by a world-class management team, including Tod Hynes, Founder and Chief Strategy Officer, and Dimitri Kazarinoff, Chief Executive Officer. Tod and Dimitri have rich backgrounds spanning automotive and clean energy, and together, are making their mark on the electrification of the commercial fleet.

Pivotal feels fortunate to be partnering with XL Fleet as they transition to becoming a public company. Pivotal sourced the mandate based on part on a multiple-decade long relationship between myself and Tod Hynes. I look forward to serving on the combined company’s board and bringing my extensive network of potential new customers to XL’s sales and marketing efforts.

Compared to others in the burgeoning EV and electrification space, XL Fleet is delivering significant revenue today versus others who are years behind. In fact, XL Fleet’s current revenues are multiples of its nearest competitors, while the combined company’s pro-forma valuation reflects an attractive discount versus its publicly traded peer group.

We are pleased that many top institutional investors have committed to the PIPE that will close simultaneously with the transaction. XL Fleet will be armed with the capital necessary to make the journey to approximately 1.5 billion dollars of expected revenue in 2024.

Tod, over to you.

Tod Hynes, Founder & Chief Strategy Officer, XL Fleet

Thanks, Jon. I am excited to be here to tell you about XL Fleet, our mission of accelerating fleet electrification through cost-effective solutions, and our tremendous opportunities for further growth.

We started XL in 2009 with the goal of capitalizing on one of the largest opportunities in energy – the electrification of the commercial fleet industry. Today, we are proud to be a leader in the U.S., with more than 3,200 units on the road and over 130 million customer miles driven. I am excited to walk through how we achieved this, and our plans for continued growth and innovation over the long-term.

I’ll start by framing the market landscape. The opportunity for fleet electrification is massive, as fleets spend over 1 trillion dollars per year on fuel, new vehicle procurement and other expenses. 1 million commercial vehicles are sold annually just in North America and the commercial fleet accounts for over 20 percent of transportation fuel demand. While the market is comprised of a range of different vehicle types and customer requirements, it has one thing in common – a significant increase in the demand for more sustainable vehicle solutions.

Today, electric vehicles account for an immaterial portion of the total commercial market. While the scale and trajectory towards electrification is clear, the one question that often comes up is – when do electric vehicles take over?

We believe this is the future of our industry, but even the most aggressive projections have it taking decades. In addition to the electrification of the vehicle base, this shift will require a significant build-out to the charging infrastructure and energy supply around the world, so the industry will take time to adapt to such a drastic shift.

It’s this dynamic that provides XL with a significant advantage, driven by our ability to offer a wide range of fleet electrification solutions. As the industry evolves to its increasingly electric future, hybrids and plug-in hybrids will play an essential role in rapidly reducing emissions for commercial vehicle applications which are too demanding for all electric solutions.

Given our firmly-established presence in the U.S. and Canada, XL is positioned to leverage the production, supply chain and customer base we have in place today to bring all-electric systems to market in the right segments where the economics make the most sense. Additionally, our low-cost, adaptable business model enables us to effectively navigate this transition.

We are also well positioned to bundle electrified vehicles, charging infrastructure and energy supply to provide electrification as-a-service and leverage the significant amounts of clean infrastructure capital looking for attractive returns. We are excited to have a significant first-mover advantage in delivering this value to customers.

I’ll now pass things over to Dimitri to further discuss the market backdrop and the competitive landscape.

Dimitri Kazarinoff, Chief Executive Officer, XL Fleet

Thanks, Tod. I echo Tod and Jon’s excitement in the transaction we have announced today.

The commercial fleet market is highly fragmented, introducing significant obstacles to the implementation of more effective, sustainable solutions. There are many different types of commercial vehicles with lots of different equipment – hydraulic buckets, welding equipment, and lots more. The requirements in each these applications is highly variable, so a single technology will not solve the needs of them all.

That’s why XL has a very differentiated and advantaged approach, given our focus on the electrified drivetrain. We have hybrid and plug-in hybrid units in the market today, working for satisfied customers, and scaling every day. Looking ahead, we plan to bring to market all electric drive systems in class 4 and up. We believe our strategy of working with existing industry players advances us to market more quickly, helps to deliver cost-effective solutions tailored to the applications, and will enable XL to drive further transformation of the industry.

Turning to the competitive landscape – there have been a number of recent SPAC transactions in the broader EV space. We are proud of our differentiated position, with more units sold and more models available to meet customer needs. We have more than 3,200 units on the road today and are experiencing great momentum. We are shipping hundreds of additional units every month, putting us on target to deploy more than 4,000 systems by year-end and almost 10,000 units by the end of 2021. Additionally, our 9 available models today means we are more than double our closest competitor in offering the optionality and customization that the customer base really requires. Together with our scaled production capacity and significant customer base, we believe this establishes our leadership position in the market and a de-risked path to electrification.

Building customer trust in this industry is critically important and takes time, and we are proud of our track-record. We have been on the road with our major customers for years, including through hurricanes and blizzards, and our solutions have delivered the reliability and value customers require.

Thanks in part to this track-record, we are realizing great traction in the marketplace today. We have a 12-month rolling sales pipeline of more than 220 million dollars in potential new business opportunities, and we are on target to triple our 2020 revenues versus last year. More importantly from our perspective is the growth we’ve been realizing in average order size, with our largest order in 2020 growing by more than 3x versus last year. This is reflective of what we refer to as a transition from trial to adoption. Traditionally, this is a very conservative industry – only adopting new technology after it’s been proven and is trusted, and we believe our order momentum is indicative of this transition for us and our customers.

I’ll now pass it back over to Tod for a discussion on our proven technology.

Tod Hynes, Founder & Chief Strategy Officer, XL Fleet

Thanks, Dimitri.

We have developed an electric powertrain platform which can be rapidly integrated into a range of commercial vehicles. Our singular focus is on the electric powertrain, and we are on our fourth generation hybrid system and second generation plug-in hybrid system. We are leveraging our technology supply chain to launch an all-electric offering targeted for 2022. To us, it’s not just about getting powertrains integrated into a range of vehicles, it’s also about rapidly evolving and deploying that powertrain over time.

It’s equally as important to ensure that the system is produced in a cost-effective manner. To accomplish this, we have created a production process that leverages the existing installation capacity of the industry. Almost all commercial vehicles are built in a two stage process. The OEM creates an incomplete vehicle which is sent to an upfitter who completes assembly by adding specialized equipment such as the body for a shuttle bus, the box for a box truck or a bucket system for a bucket truck. It’s at this second stage that our electric powertrains are added to the vehicle. Once installed, vehicles are sent anywhere in the country to the end customer.

This is how commercial vehicles have been built in the U.S. for over 100 years to meet the various needs of fragmented markets, and is a critical way in which we differentiate ourselves in the market. By comparison, others are spending billions of dollars trying to build vehicles from scratch or take other approaches.

Our production portfolio includes XLhybrid and XLplug-in, both of which are available on a range of models today, and in time, will include XLelectric, which is currently under development for larger applications.

The hybrid platform was our initial product and represents our broadest offering today – from class 2 to class 6. This was the best way to enter the market for a number of reasons. First, it was where the economics made the most sense, as battery technology was still expensive. It also provided ease of adoption, as customers did not need to worry about factors such as driving range or charging infrastructure. They were able to very rapidly deploy hybrid systems across their fleet and immediately start reducing fuel consumption and reducing emissions.

As battery costs came down and the market evolved around the 2017/2018 timeframe, we launched our plug-in offering. We currently provide solutions to the class 2 market, and we are introducing our next gen plug-in solution for larger vehicles within the next 6 months.

As battery costs continue to fall, we are positioned to also be an early and leading supplier of all electric systems, which we plan to have available to the market in 2022.

As you’d imagine, as you go up in class size, the number of vehicles in the market goes down. In fact, class 8 accounts for less than 2 percent of all vehicles sold per year in the U.S., however, they account for more than 20 percent of all transportation fuel consumption and therefore provide the greatest opportunity for cost and emissions reductions. We expect to introduce a class 8 offering in 2022 to help customers reduce fuel usage and emissions across the commercial vehicle market.

With that, I’ll pass it back over to Dimitri to discuss the importance of reliability, expand more on our highly-scalable network, and highlight our world-class leadership team.

Dimitri Kazarinoff, Chief Executive Officer, XL Fleet

Thanks, Tod.

As noted earlier, one of the principal barriers to adoption across the commercial fleet industry is reliability. In addition to reliability, it’s critically important that solutions provide attractive financial return, while also delivering the sustainability benefits our customers really want. It’s this triple play value proposition that XL is focused on day in and day out.

Our ability to do drive adoption in critical use and mission critical applications evidences the reliability we have established where there is little margin for error, while also delivering the financial benefit and sustainability components of our proposition. An example of this is the Seattle Fire Department, who currently uses 27 XL equipped ambulances, where they are seeing strong vehicle performance, positive operational savings and significant emissions reductions.

We have developed a significant network of upfitter partners across the U.S. who together, are already producing over 100 thousand commercial vehicles per year. By utilizing our Installation Process Platform, we provide step-by-step instructions and training to the technician and are able to track every detail of the installation to ensure quality is upheld throughout. Once complete, we utilize a remote commissioning app to ensure the systems are functioning properly as they leave the facilities.

Through our approach, we can significantly increase our own production capacity in very little time. For example, we can obtain an additional 10,000 units of capacity for less than 500 thousand dollars in about 6 months – and we can get up to 100,000 units of capacity for under 5 million dollars in less than 18 months. This is tremendous leverage, allows us to scale at a rapid pace, and differentiates us versus the competition.

Turning to our marketing approach, XL started with direct sales. Over time, we began to partner with channels including large OEMs and upfitters, allowing us to leverage the sales teams of our partners and magnify opportunities for our systems.

Over the next couple of years, we forecast significant growth in the products we have released. With the capital raised as part of this transaction, we expect to drastically improve our product development capabilities, while also expanding and growing internationally. This includes the transition to all-electric and the launch of heavy duty products expected by 2023.

We forecast to scale our revenue up to approximately 1.5 billion dollars by 2024, which reflects approximately 6 percent of the total market.

XL is creating a fully integrated platform for total fleet electrification. We started this business by installing data collection devices in customer vehicles to understand usage patterns and help to inform optimal electrification technology solutions. We started with our hybrid offering before expanding to the plug-in market, and will soon introduce our all-electric solution. XL has accumulated over 130 million miles of real world operating data, providing critical insight into technology development and its deployment.

Providing charging infrastructure for the end user is an incredibly important piece of the electrification puzzle. Our customers and their vehicles and facilities are spread out across the country, and we plan to effectively electrify their fleet through providing charging infrastructure, onsite power and storage and power management services.

We plan to offer this service to all of our customers on an a la carte basis, and we see a tremendous opportunity in wrapping this suite into electrification-as-a-service through a financed offering.

Turning to our leadership team. Any great business idea needs a great team. Our executive leadership team has great industry and technology experience and we have a seasoned Board with deep experience across automotive and energy. Advisors include a former CEO of General Motors, and Dennis Beal, Former Vice President of Global Vehicles at FedEx, among others. With this transaction, we look forward to adding more talent across the organization including additional key leadership positions.

Briefly on the anticipated use of funds. A key differentiator for XL is that we require a nominal investment of about 25 million dollars to achieve profitability in our core business. We expect to allocate 50 million dollars towards growth and product development, including our all-electric offering and our xEV platform for heavy duty applications. We expect to invest 25 million dollars towards our goal of international expansion, as we build off of our base of global customers, partners and investors. We expect to allocate roughly 80 million dollars towards our electrification-as-a-service initiative, which we see as one of the great long term opportunities to drive growth. We anticipate allocating the balance of transaction proceeds towards corporate development, as certain aspects of our growth may make more sense to buy rather than make.

I’ll now pass it to Tod for some closing comments.

Tod Hynes, Founder & Chief Strategy Officer, XL Fleet

Thanks, Dimitri.

In summary, I’ll highlight several key points:

We are going after a significant market, and with our diverse portfolio of offerings, we have a very long runway regardless of how the industry transforms. We have built a very trusted name in the industry, which remains paramount in the commercial vehicle space. We are proud to be a leader in the U.S., with more than 200 customers, 3,200 units on the road and over 130 million customer miles driven.

We have intentionally developed a very scalable, asset-light business model that leverages the existing installation capacity of the industry and provides maximum flexibility to our continued growth. Overall, we believe this positions us as a lower-risk path to electrification, providing electrification-as-a-service to our customers as we deliver reliability, sustainability and financial returns.

For additional details, including our financials, we would encourage you to review the investor presentation that will be filed by Pivotal in connection with this transaction.

Thank you for your interest and for your time today.

Operator

That concludes today’s conference call. Thank you, you may now disconnect.